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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                  FORM 11-K
(Mark One)
    [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

    For the fiscal year ended December 31, 1993

                                      OR

    [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from _________ to _________

Commission file number 33-42696









                     COASTAL ARUBA REFINING COMPANY N.V.
                                 THRIFT PLAN
                           (Full title of the plan)














                           THE COASTAL CORPORATION
                                Coastal Tower
                             Nine Greenway Plaza
                          Houston, Texas 77046-0995
            (Name of issuer of the securities held pursuant to the
             plan and address of its principal executive office)



- ----------------------------------------------------------------------------
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

                         INDEPENDENT AUDITORS' REPORT


Administrator
Coastal Aruba Refining Company N.V. Thrift Plan
Houston, Texas


We have audited the accompanying statement of net assets available for Plan benefits of Coastal Aruba Refining Company N.V. Thrift Plan (the "Plan") as of December 31, 1993 and 1992, and the related statement of changes in net assets available for Plan benefits for each of the three years in the period ended December 31, 1993. Our audits also included the financial statement schedules on pages 7 through 10. These financial statements and financial statement schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, net assets available for Plan benefits as of December 31, 1993 and 1992, and the changes in net assets available for Plan benefits for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.




DELOITTE & TOUCHE




Houston, Texas
March 15, 1994

               COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                                                         December 31,
                                                                                -----------------------------
                                                                                   1993               1992
                                                                                ----------         ----------
ASSETS:

Investments, at market:
   Securities of The Coastal Corporation:
     Common stock (cost: 1993-$340,351; 1992-$120,503)  . . . . . . . . . .     $  356,091         $  109,323
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         27,010              9,567
                                                                                ----------         ----------
Total Investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        383,101            118,890
                                                                                ----------         ----------

Receivables:
   Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            821                296
   Contributions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         42,070              1,263
                                                                                ----------         ----------
Total Receivables . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         42,891              1,559
                                                                                ----------         ----------

Cash    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             -               8,732
                                                                                ----------         ----------

        TOTAL ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . . .        425,992            129,181
                                                                                ----------         ----------

LIABILITIES:

   Payable to participants  . . . . . . . . . . . . . . . . . . . . . . . .          2,885                  -
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            903                104
                                                                                ----------         ----------

        TOTAL LIABILITIES . . . . . . . . . . . . . . . . . . . . . . . . .          3,788                104
                                                                                ----------         ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS  . . . . . . . . . . . . . . . . . .     $  422,204         $  129,077
                                                                                ----------         ----------
                                                                                ----------         ----------













               See Notes and Schedules to Financial Statements.

               COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS




                                                                                  For the Years Ended
                                                                                      December 31,
                                                                          -----------------------------------
                                                                             1993         1992         1991
                                                                          ----------    ----------  ----------

ADDITIONS:

Investment income:
   Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . .       $    2,299    $     796   $       -
   Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . .              802          327           9
                                                                          ----------   ----------   ---------
   Total investment income  . . . . . . . . . . . . . . . . . . . .            3,101        1,123           9
                                                                          ----------   ----------   ---------

Net change in appreciation (depreciation) of investments (Note 6) .           26,920      (10,211)       (969)
                                                                          ----------   ----------   ---------

Contributions:
   Employer . . . . . . . . . . . . . . . . . . . . . . . . . . . .           95,435       43,715       8,985
   Employees  . . . . . . . . . . . . . . . . . . . . . . . . . . .          184,856       78,509      15,927
                                                                          ----------   ----------   ---------
   Total contributions  . . . . . . . . . . . . . . . . . . . . . .          280,291      122,224      24,912
                                                                          ----------   ----------   ---------

DEDUCTIONS:

   Withdrawals  . . . . . . . . . . . . . . . . . . . . . . . . . .           17,185        8,011           -
                                                                          ----------   ----------   ---------

Increase in net assets available for Plan benefits  . . . . . . . .          293,127      105,125      23,952
                                                                          ----------   ----------   ---------

NET ASSETS, JANUARY 1 . . . . . . . . . . . . . . . . . . . . . . .          129,077       23,952           -
                                                                          ----------   ----------   ---------

NET ASSETS, DECEMBER 31 . . . . . . . . . . . . . . . . . . . . . .       $  422,204    $ 129,077   $  23,952
                                                                          ----------   ----------   ---------
                                                                          ----------   ----------   ---------












               See Notes and Schedules to Financial Statements.

               COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
                        NOTES TO FINANCIAL STATEMENTS

1.       Description of the Plan

         General

         Coastal Aruba Refining Company N.V. Thrift Plan (the "Plan") is primarily an employee stock purchase plan, registered under the Securities Act of 1933, as amended, designed to provide a systematic means whereby the contributions of eligible employees of Coastal Aruba Refining Company N.V. and certain affiliates ("Coastal" or "Company") may be invested for the benefit of the participating employees. The Plan is administered by the Management Board of the Coastal Aruba Thrift Foundation (the "Foundation"). The effective date of the Plan was December 1, 1990; contributions for the full year of participation commenced September 11, 1991. All employees eligible for participation in the Plan receive a prospectus containing a general description of the Plan. All participants are furnished a Plan prospectus which may be updated by supplements from time to time. The Foundation holds the investment assets of the Plan and Caribbean Mercantile Bank N.V. and Smith Barney Shearson execute transactions relating thereto.

         Amendment or Termination of the Plan

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will become 100 percent vested in their Company matching accounts. The Management Board of the Foundation, upon recommendation of the Company, may amend the Plan at any time.

2.       Summary of Significant Accounting Policies

         Accounting Basis

         The financial statements of the Plan are prepared on the accrual basis of accounting.

         Marketable Securities

         Securities valuations are based on the last recorded sales price at December 31, 1993 and 1992, respectively, as reported by the principal securities exchange on which the security is traded, or the average of the bid and the asked price if sold over the counter. Realized gains and losses reported on the sale or withdrawal of securities by participants are based on the difference between market values of the securities sold and/or issued at the effective dates and the market value at the beginning of the year and cost of securities purchased during the year.

         Taxes

         The Plan is not a qualified plan for purposes of the laws of the United States of America pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended, nor is it subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

         The Plan has been reviewed by the Centrale Bank van Aruba (the "Bank") which concluded that the Plan is not subject to the prudential supervision of the Bank because it is designed in accordance with United
States customs and does not conform to the requirements for a savings plan in Aruba.

         Under the present United States tax laws, the purchase and sale of common stock of The Coastal Corporation ("Coastal Common Stock") by the Foundation is not subject to income or withholding tax. However, dividends paid on Coastal Common Stock are subject to withholding tax at a rate of 31% of the amount of the dividend.

3.       Contributions to the Plan

         Employee Contributions

         Upon enrollment, a participant may elect to contribute to the Plan, by means of regular payroll deductions, from two percent (2%) to eight percent (8%), in increments of one percent (1%) of the participant's basic compensation. Basic compensation means fixed salaries or wages per hour which are paid by the Company to the participant, excluding compensation for bonuses, overtime, commissions and incentive compensation.

         Employer Contributions

         The Company will make Company matching contributions for the account of the participant at an amount equal to the employee contributions subject to a maximum rate of 2% of the employee's basic compensation (as defined above) during the first and second year of active participation in the Plan; thereafter, the Company matching contributions are increased to not more than 4% during the third and fourth years of active participation, 6% during the fifth and sixth years of active participation and 8% after six years of active participation in the Plan.

4.       Investment Programs

         Funds in which current employee contributions are invested:

         The Coastal Common Stock Fund is a fund invested in Coastal Common Stock. Cash dividends thereon are reinvested in Coastal Common Stock.

         The  Interest  Income  Fund  is  an  unsegregated  fund  invested in interest bearing investments such as bonds, notes, debentures, savings accounts, savings certificates, commercial paper, deposit accounts maintained by one or more legal reserve life insurance companies which provide for the payment of fixed or variable rates of interest for specified periods of time, and other similar types of investments. A portion of the Interest Income Fund may be retained in cash.

         The Diversified Fund is an unsegregated fund invested in capital stocks of issuers (other than Coastal Common Stock), notes, bonds, debentures, and other similar types of investments. A portion of the Diversified Fund may be retained in cash or invested temporarily in commercial paper, certificates of deposit or savings accounts.

         Currently, the contributions attributable to the Interest Income Fund and the Diversified Fund are temporarily held in interest bearing accounts at the Caribbean Mercantile Bank N.V. See "SCHEDULE I-2 - OTHER", page 7 hereof. Such contributions will remain in such accounts pending a determination by the investment manager that sufficient funds have accumulated to warrant investments as described above for each fund.

         All employer matched contributions are invested in the Coastal Common Stock Fund only.

5.       Expenses of the Plan

         Reasonable compensation or expenses of administering the Plan which are not paid by the Company will be paid out of Plan assets. The Company reimburses the Foundation for all brokerage fees, transfer taxes, and expenses which are paid or incurred in connection with the purchase or sale of any securities. All taxes which may be levied or assessed under future laws upon the assets or the income of the Plan will be paid by the Plan.

6.       Net Changes in Appreciation (Depreciation) of Investments

         During 1993 and 1992, the fair value of investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:


                                                                                               Coastal
                                                                                          Common Stock Fund
                                                                                          -----------------
         Balance at December 31, 1991 . . . . . . . . . . . . . . . . . . . . . . .            $     (969)
         Change during 1992 . . . . . . . . . . . . . . . . . . . . . . . . . . . .               (10,211)
                                                                                               ----------
         Balance at December 31, 1992 . . . . . . . . . . . . . . . . . . . . . . .               (11,180)
         Change during 1993 . . . . . . . . . . . . . . . . . . . . . . . . . . . .                26,920
                                                                                               ----------

         Balance at December 31, 1993 . . . . . . . . . . . . . . . . . . . . . . .            $   15,740
                                                                                               ----------
                                                                                               ----------

7.       Unit Values

         The number of units and unit values are set forth in the following table:


                                                                              December 31, 1993
                                                                  --------------------------------------------
                                                                                                  Net Asset
                                                                   Number of        Units           Value
                                                                   Employees     Outstanding       per Unit
                                                                  -------------  ------------   --------------
         Interest Income Fund . . . . . . . . . . . . . . .            73           14,296          $ 1.00
         Diversified Fund . . . . . . . . . . . . . . . . .            64           12,318          $ 1.00


                                                                              December 31, 1992
                                                                  --------------------------------------------
                                                                                                  Net Asset
                                                                   Number of        Units           Value
                                                                   Employees     Outstanding       per Unit
                                                                  -----------    -----------    --------------
         Interest Income Fund . . . . . . . . . . . . . . .            22           5,058           $ 1.00
         Diversified Fund . . . . . . . . . . . . . . . . .            24           5,044           $ 1.00

               COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
                          SCHEDULE I-1 - INVESTMENTS
                          COASTAL COMMON STOCK FUND



               Security                                     Shares              Cost           Market Value
               --------                                 --------------     --------------   ------------------
The Coastal Corporation Common Stock
   December 31, 1993  . . . . . . . . . . . . . . .         12,605            $ 340,351         $ 356,091
                                                                               --------          --------
                                                                               --------          --------
   December 31, 1992  . . . . . . . . . . . . . . .          4,579            $ 120,503         $ 109,323
                                                                               --------          --------
                                                                               --------          --------









                             SCHEDULE I-2 - OTHER

                                                                                      Market Value
                                                                                      -------------

December 31, 1993:
Short Term Investments of Caribbean Mercantile Bank N.V.:
   Interest Income Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 13,394
   Diversified Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         11,298
                                                                                        --------
                                                                                        $ 24,692

Smith Barney Shearson Money Market Fund:
   Coastal Common Stock Fund  . . . . . . . . . . . . . . . . . . . . . . . . . .       $  2,318
                                                                                        $  2,318

     Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 27,010
                                                                                        --------
                                                                                        --------


December 31, 1992:
Short Term Investments of Caribbean Mercantile Bank N.V.:
   Interest Income Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  4,797
   Diversified Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          4,770
                                                                                        --------

     Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  9,567
                                                                                        --------
                                                                                        --------

               COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
                                 SCHEDULE II
       ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS

                                                                           December 31, 1993
                                                          ----------------------------------------------------
                                                                        Coastal        Interest
                                                           Total         Common         Income     Diversified
   PLAN ASSETS                                              Plan       Stock Fund        Fund         Fund
   -----------                                            --------     ----------      --------   ------------
INVESTMENTS, at market:
   Securities of The Coastal Corporation
     Common Stock (Schedule I-1) (Cost $340,351)  . .    $  356,091    $ 356,091       $      -    $       -

     Other (Schedule I-2)   . . . . . . . . . . . . .        27,010        2,318         13,394       11,298
                                                          ---------    ---------       --------    ---------
                                                            383,101      358,409         13,394       11,298
                                                          ---------    ---------       --------    ---------
RECEIVABLES:
   Dividends  . . . . . . . . . . . . . . . . . . . .           821          821              -            -
   Contributions  . . . . . . . . . . . . . . . . . .        42,070       39,131          1,547        1,392
                                                          ---------    ---------       --------    ---------
                                                             42,891       39,952          1,547        1,392
                                                          ---------    ---------       --------    ---------

LIABILITIES:
   Payable to Participants  . . . . . . . . . . . . .         2,885        2,771              -          114
   Other  . . . . . . . . . . . . . . . . . . . . . .           903            -            645          258
                                                          ---------    ---------       --------    ---------
                                                              3,788        2,771            645          372
                                                          ---------    ---------       --------    ---------

Net Assets Available for Plan Benefits  . . . . . . .    $  422,204    $ 395,590       $ 14,296    $  12,318
                                                          ---------    ---------       --------    ---------
                                                          ---------    ---------       --------    ---------

                                                                           December 31, 1992
                                                          ----------------------------------------------------
                                                                        Coastal        Interest
                                                           Total         Common         Income     Diversified
   PLAN ASSETS                                              Plan       Stock Fund        Fund         Fund
   -----------                                            --------     ----------      --------   ------------
INVESTMENTS, at market:
   Securities of The Coastal Corporation
     Common Stock (Schedule I-1) (Cost $120,503)  . .    $  109,323    $ 109,323       $      -      $     -

     Other (Schedule I-2)   . . . . . . . . . . . . .         9,567            -          4,797        4,770
                                                          ---------    ---------       --------      -------
                                                            118,890      109,323          4,797        4,770
                                                          ---------    ---------       --------      -------

RECEIVABLES:
   Dividends  . . . . . . . . . . . . . . . . . . . .           296          296              -            -
   Contributions  . . . . . . . . . . . . . . . . . .         1,263          728            261          274
                                                          ---------    ---------       --------      -------
                                                              1,559        1,024            261          274
                                                          ---------    ---------       --------      -------

                                     -8-

CASH      . . . . . . . . . . . . . . . . . . . . . .         8,732         8,732             -            -
                                                          ---------    ---------       --------      -------
LIABILITIES:
   Other  . . . . . . . . . . . . . . . . . . . . . .           104          104              -            -
                                                          ---------    ---------       --------      -------

Net Assets Available for Plan Benefits  . . . . . . .    $  129,077    $ 118,975       $  5,058      $ 5,044
                                                          ---------    ---------       --------      -------
                                                          ---------    ---------       --------      -------

               COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
                     SCHEDULE III - STATEMENT OF CHANGES
                       IN NET ASSETS AVAILABLE FOR PLAN
                               BENEFITS BY FUND


                                                                  For the Year Ended December 31, 1993
                                                          ----------------------------------------------------
                                                                        Coastal        Interest
                                                           Total         Common         Income     Diversified
                                                            Plan       Stock Fund        Fund         Fund
                                                          --------     ----------      --------   ------------
Investment Income:
   Dividends  . . . . . . . . . . . . . . . . . . . .    $    2,299    $   2,299       $      -      $      -
   Interest . . . . . . . . . . . . . . . . . . . . .           802           34            398           370
                                                         ----------    ---------       --------      --------
                                                              3,101        2,333            398           370
                                                         ----------    ---------       --------      --------

Appreciation on Common Stock:
   The Coastal Corporation  . . . . . . . . . . . . .        26,920       26,920              -             -
                                                         ----------    ---------       --------      --------

Contributions:
   Employer . . . . . . . . . . . . . . . . . . . . .        95,435       95,435              -             -
   Employees  . . . . . . . . . . . . . . . . . . . .       184,856      168,096          9,485         7,275
                                                         ----------    ---------       --------      --------
     Total  . . . . . . . . . . . . . . . . . . . . .       280,291      263,531          9,485         7,275
                                                         ----------    ---------       --------      --------
Withdrawals . . . . . . . . . . . . . . . . . . . . .        17,185       16,169            645           371

Net Change  . . . . . . . . . . . . . . . . . . . . .       293,127      276,615          9,238         7,274
                                                         ----------    ---------       --------      --------

Net Assets Available for Plan Benefits:
   Beginning of Year  . . . . . . . . . . . . . . . .       129,077      118,975          5,058         5,044
                                                         ----------    ---------       --------      --------
   End of Year  . . . . . . . . . . . . . . . . . . .    $  422,204    $ 395,590       $ 14,296      $ 12,318
                                                         ----------    ---------       --------      --------
                                                         ----------    ---------       --------      --------

                                                                  For the Year Ended December 31, 1992
                                                          ----------------------------------------------------
                                                                        Coastal        Interest
                                                           Total         Common         Income     Diversified
                                                            Plan       Stock Fund        Fund         Fund
                                                          --------     ----------      --------   ------------
Investment Income:
   Dividends  . . . . . . . . . . . . . . . . . . . .    $      796    $     796       $      -      $     -
   Interest . . . . . . . . . . . . . . . . . . . . .           327           11            156          160
                                                         ----------    ---------       --------      --------
                                                              1,123          807            156           160
                                                         ----------    ---------       --------      --------

Depreciation on Common Stock:
   The Coastal Corporation  . . . . . . . . . . . . .       (10,211)     (10,211)             -             -
                                                         ----------    ---------       --------      --------

                                     -10-

Contributions:
   Employer . . . . . . . . . . . . . . . . . . . . .        43,715       43,715              -             -
   Employees  . . . . . . . . . . . . . . . . . . . .        78,509       70,302          4,020         4,187
                                                         ----------    ---------       --------      --------
     Total  . . . . . . . . . . . . . . . . . . . . .       122,224      114,017          4,020         4,187
                                                         ----------    ---------       --------      --------

Withdrawals . . . . . . . . . . . . . . . . . . . . .         8,011        7,201            284           526
                                                         ----------    ---------       --------      --------

Net Change  . . . . . . . . . . . . . . . . . . . . .       105,125       97,412          3,892         3,821
                                                         ----------    ---------       --------      --------

Net Assets Available for Plan Benefits:
   Beginning of Year  . . . . . . . . . . . . . . . .        23,952       21,563          1,166         1,223
                                                         ----------    ---------       --------      --------
   End of Year  . . . . . . . . . . . . . . . . . . .    $  129,077    $ 118,975       $  5,058      $  5,044
                                                         ----------    ---------       --------      --------
                                                         ----------    ---------       --------      --------

               COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
                     SCHEDULE III - STATEMENT OF CHANGES
                       IN NET ASSETS AVAILABLE FOR PLAN
                               BENEFITS BY FUND


                                                                  For the Year Ended December 31, 1991
                                                          ----------------------------------------------------
                                                                        Coastal        Interest
                                                           Total         Common         Income     Diversified
                                                            Plan       Stock Fund        Fund         Fund
                                                          --------     ----------      --------    -----------
Investment Income:
   Interest . . . . . . . . . . . . . . . . . . . . .    $        9    $       -       $      4      $     5
                                                         ----------    ---------       --------      --------

Depreciation on Common Stock:
   The Coastal Corporation  . . . . . . . . . . . . .          (969)        (969)             -             -
                                                         ----------    ---------       --------      --------
Contributions:
   Employer . . . . . . . . . . . . . . . . . . . . .         8,985        8,985              -             -
   Employees  . . . . . . . . . . . . . . . . . . . .        15,927       13,547          1,162         1,218
                                                         ----------    ---------       --------      --------
     Total  . . . . . . . . . . . . . . . . . . . . .        24,912       22,532          1,162         1,218
                                                         ----------    ---------       --------      --------

Net Change  . . . . . . . . . . . . . . . . . . . . .        23,952       21,563          1,166         1,223
                                                         ----------    ---------       --------      --------
Net Assets Available for Plan Benefits:
   Beginning of Year  . . . . . . . . . . . . . . . .             -            -              -             -
                                                         ----------    ---------       --------      --------
   End of Year  . . . . . . . . . . . . . . . . . . .    $   23,952    $  21,563       $  1,166      $  1,223
                                                         ----------    ---------       --------      --------
                                                         ----------    ---------       --------      --------

                                  SIGNATURES
         The Plan.   Pursuant to the  requirements of  the Securities Exchange
Act of 1934, the Management Board of the Coastal Aruba Thrift Foundation, as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                    MANAGEMENT
                                               BOARD OF THE COASTAL
                                             ARUBA THRIFT FOUNDATION,
                                                AS ADMINISTRATOR OF
                                        COASTAL ARUBA REFINING COMPANY N.V.
                                                    THRIFT PLAN



Date:  March ___, 1994               By:        RONALD A. BROWNLEE
                                         ---------------------------------
                                                Ronald A. Brownlee
                                                     Chairman

</DOUCMENT>